Exhibit 99.1

UTStarcom Announces Receipt of “Going Private” Proposal at $3.20 Per Ordinary Share

Beijing, March 27, 2013 — UTStarcom Holdings Corp. (“UTStarcom” or the “Company”) (NASDAQ: UTSI), a leading provider of media operational support services and broadband equipment products and services, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter dated March 27, 2013 from one of its Directors, Mr. Hong Liang Lu, and entities affiliated with him (collectively, “Mr. Lu”), and Shah Capital Opportunity Fund LP and Himanshu H. Shah (collectively, “Shah Capital”) to acquire all of the outstanding shares of UTStarcom not currently owned by Mr. Lu or Shah Capital in a going private transaction for $3.20 per ordinary share in cash, subject to certain conditions.

Mr. Lu and Shah Capital currently own approximately 3.2% and 17.6% of UTStarcom’s ordinary shares, respectively. According to the proposal letter, the acquisition is intended to be effected through a newly formed acquisition vehicle and financed through a combination of debt and equity capital.

The Board has formed a special committee of independent directors (the “Special Committee”) consisting of three independent directors, Baichuan Du, Sean Shao and Linzhen Xie, to consider this proposal. The Special Committee intends to retain advisors to assist it in its work.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal from Mr. Lu and Shah Capital and that no decisions have been made by the Special Committee with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the proposal or any other transaction, except as required under applicable law.

About UTStarcom Holdings Corp.

UTStarcom is focused on providing next generation media operational support services in the rapidly growing markets for TV over IP services and broadband equipment products and services.  UTStarcom is committed to meeting the evolving needs of cable and broadband service providers to enable a more personalized entertainment experience. The Company sells its media operational support services and broadband equipment products and services to operators in both emerging and established broadband and cable markets around the world.

UTStarcom was founded in 1991 and has traded on NASDAQ in 2000.  It has operational headquarters in Beijing, China and research and development operations in China and India.  In 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

For investor and media inquiries, please contact:

Jing Ou-Yang

UTStarcom Holdings Corp.

Tel: +86-10-8520-5153

Email: jouyang@utstar.com

May Shen (Beijing)

Tel: +86-10-8591-1951

Email: May.Shen@fticonsulting.com

Daniel DelRe (Hong Kong)

Tel: +852-3768-4547

Email: Daniel.DelRe@fticonsulting.com

Eric Boyriven (New York)

Tel: +212-850-5671

Email: mailto:Eric.Boyriven@fticonsulting.com